UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CORNERSTONE ONDEMAND, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

December 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLP Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLP Chicago GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Credit Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLCA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLC Chicago Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLC Co-Invest, GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,999,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,999,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cornerstone OnDemand, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLP Chicago Holdings, L.P. (“SLP Chicago”),

2. SLP Chicago GP, L.L.C. (“SLPC GP”),

3. Silver Lake Credit Associates, L.P. (“SLCA”),

4. SLCA (GP), L.L.C. (“SLCA GP”),

5. SLC Chicago Co-Invest II, L.P. (“Co-Invest”)

6. SLC Co-Invest, GP, L.L.C. (“Co-Invest GP”)

7. Silver Lake Group, L.L.C. (“SLG” and, together with SLP Chicago, SLPC GP, SLCA, SLCA GP, Co-Invest and Co-Invest GP, “Silver Lake”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SLP Chicago is SLPC GP. The managing member of SLPC GP is SLCA. The general partner of SLCA is SLCA GP. The general partner of Co-Invest is Co-Invest GP. The managing member of each of SLCA GP and Co-Invest GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of each of SLP Chicago and Co-Invest is to invest in securities. The principal business of SLPC GP is to serve as the general partner of SLP Chicago. The principal business of SLCA is to serve as the managing member of SLPC GP and to manage investments through other partnerships and limited liability companies. The principal business of SLCA GP is to serve as the general partner of SLCA and to manage investments through other partnerships and limited liability companies. The principal business of Co-Invest GP is to serve as the general partner of Co-Invest. The principal business of SLG is to serve as the managing member of each of SLCA GP and Co-Invest and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On November 8, 2017, the Issuer entered into an Investment Agreement (as amended, the “Investment Agreement”) with an affiliate of SLG. Pursuant to the Investment Agreement, on December 8, 2017, SLP Chicago and Co-Invest purchased from the Issuer $218,242,000 and $75,758,000 aggregate principal amount of the Issuer’s 5.75% Convertible senior notes due 2021 (the “Notes”), respectively, for a purchase price equal to 98% of the principal amount, for a total purchase price of $288,120,000.

The funds required for the purchase were provided through equity contributions from equityholders of SLP Chicago and Co-Invest, and as more fully described in Item 6 below, proceeds from a margin loan facility pursuant to the Margin Loan Documentation (as defined below).

Item 4.	Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Notes for investment purposes. Pursuant to the Investment Agreement, SLP Chicago has the right to nominate two directors to the board of directors of the Issuer. Mr. Joseph Osnoss, Managing Director at SLG, was appointed to serve as a Class III member of the board of directors of the Issuer in connection with the closing of the transaction. An additional independent director, to be nominated by Silver Lake and approved by the Issuer’s board of directors, will be appointed at a later date in connection with Silver Lake’s rights under the Investment Agreement. Directors affiliated with Silver Lake will be entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation may be held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. In connection therewith, on December 8, 2016, Mr. Osnoss was granted 10,760 restricted stock units, of which one-third will vest on each of the first, second and third anniversaries of the grant date, provided that Mr. Osnoss continues as a director through each such date.

Although the Reporting Persons do not currently have any specific plan or proposal to convert the Notes, sell the Notes or the Common Stock issuable upon conversion thereof, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional shares of Common Stock or securities convertible, exchangeable or exercisable for or into shares of Common Stock or dispose of any or all of the Notes or the shares of Common Stock issuable upon conversion thereof (including, without limitation, distributing some or all of such shares of Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring Notes or shares of Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction in connection with a permitted financing, in each case in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Notes and/or Common Stock, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the Investment Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Notes and/or shares of Common Stock utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 6,999,992 shares of Common Stock of the Issuer, which includes 5,196,232 shares of Common Stock which would be received upon conversion of Notes held by SLP Chicago and 1,803,760 shares of Common Stock which would be received upon conversion of Notes held by Co-Invest, representing in the aggregate approximately 10.8% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on (i) the conversion by the Reporting Persons of $294,000,000 in aggregate principal amount of Notes into 6,999,992 shares of Common Stock based on the Conversion Rate (as defined below) as of December 8, 2017 and (ii) 57,901,351 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the Commission on November 8, 2017.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Indenture

The Issuer issued the Notes pursuant to an Indenture, dated as of December 8, 2017 (the “Indenture”), by and between the Issuer and U.S. Bank National Association, as trustee. The Notes bear interest at a rate of 5.75% per annum, payable semiannually in cash and will mature on July 1, 2021, subject to earlier conversion. Under the terms of the Indenture, at the option of a holder of the Notes, the Notes are convertible into shares of Common Stock of the Issuer. The initial conversion rate of the Convertible Notes is 23.8095 shares Common Stock (the “Conversion Rate”), and cash in lieu of fractional shares of Common Stock, per $1,000 principal amount of the Notes, which rate is subject to certain anti-dilution adjustments. The Conversion Rate is equivalent to an initial conversion price of approximately $42.00 per share of Common Stock. Holders of the Notes may require that the Issuer repurchase all or part of the principal amount of the Notes at a purchase price equal to the principal amount plus the total sum of all remaining scheduled interest payments through the remainder of the term of the Notes upon the occurrence of a fundamental change (as defined in the Indenture). In addition, upon the occurrence of a make-whole fundamental change (as defined in the Indenture), the Issuer may be required to increase the Conversion Rate for the Notes converted in connection with such a make-whole fundamental change. The Issuer has no right to redeem the Notes prior to maturity. The Indenture includes a restrictive covenant that, subject to specified exceptions and parameters, limits the ability of the Issuer to incur additional debt and includes customary events of default, which may result in the acceleration of the maturity of the Notes under the Indenture.

Investment Agreement

On November 8, 2017, the Issuer entered into an Investment Agreement (as amended by the Amendment to Investment Agreement, dated December 8, 2017, the “Investment Agreement”) with an affiliate of SLG pursuant to which SLP Chicago purchased the Notes on December 8, 2017.

Board Representation

As long as SLP Chicago, Co-Invest or their affiliates beneficially own shares of Common Stock (representing at in excess of 10% of the outstanding shares of Common Stock of the Issuer (calculated assuming conversion of the Notes), Silver Lake will maintain the right to nominate two individuals for election to the Board of Directors of the Issuer (the “Board”), at least one of whom will be independent and another of whom will be a managing director, director, officer, senior-level employee or advisor of SLG or certain of its affiliates. As long as SLP Chicago, Co-Invest or their affiliates beneficially own shares of Common Stock representing in excess of 4% of the outstanding shares of Common Stock of the Issuer (calculated assuming conversion of the Notes), Silver Lake will maintain the right to nominate one individual for election to the Board, which individual will be a managing director, director, officer, senior-level employee or advisor of SLG or certain of its affiliates. Such rights to nominate a director of the Issuer will terminate upon the Issuer’s entry into a definitive agreement providing for the merger of the Issuer into any other person constituting a change in control. For so long as Silver Lake has a right to nominate a director, as described above, it will also have the right to designate one board observer to attend meeting of the Board.

Standstill Obligations

Silver Lake is subject to a standstill provision until the later of the date that is six months following such time as Silver Lake no longer has a representative, and no longer has rights to have a representative, on the Board and December 8, 2020 (the “Standstill Period”). During the Standstill Period, Silver Lake will not, among other things and subject to specified exceptions (a) acquire any securities of the Issuer if, immediately after such acquisition, Silver Lake, together with certain of its affiliates, would beneficially own more than 19.9% of the then outstanding Common Stock of the Issuer, excluding any shares purchased pursuant to its participation rights described below; (b) participate in any solicitation of proxies; or (c) form, join or participate in any group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with any persons other than Silver Lake’s affiliates with respect to any securities of the Issuer. The Standstill Period will terminate early upon the effective date of a change of control of the Issuer or 90 days after such date that Silver Lake and certain of its affiliates cease to beneficially own any Notes or shares of the Issuer’s Common Stock (other than as may have been issued to directors for compensation purposes).

Transfer Restrictions

Until December 8, 2018, or earlier upon a change of control of the Issuer, Silver Lake will be restricted from transferring or entering into an agreement that transfers the economic consequences of ownership of the Notes or the shares of Common Stock to be issued upon conversion of the Notes. These restrictions shall not apply to, among other exceptions, transfers to certain affiliates and transfers or pledges of the Notes, or the satisfaction of obligations related to Pledged Notes (as defined below), in each case in connection with one or more bona fide margin loans.

Participation Rights

Silver Lake has the option to purchase all or a portion of any equity securities, or instruments convertible into or exchangeable for any equity securities, in any proposed offerings by the Issuer until the earlier of (i) June 8, 2019 or (ii) such time as Silver Lake no longer has a representative and no longer has rights to have a representative, on the Board. Silver Lake’s option does not apply to equity securities or instruments convertible into or exchangeable for any equity securities issued in connection with, among other things, certain acquisitions, underwritten public offerings, strategic partnerships or commercial arrangements, or equity compensation plans.

Registration Rights

Silver Lake is also entitled to certain registration rights in respect of the Notes, the shares of Common Stock issuable upon conversion of the Notes and other shares of Common Stock purchased by it after the effective date of the Investment Agreement while it or its affiliates hold other registerable securities; provided, that such registration rights will cease upon the earliest of (a) when such securities have been disposed of pursuant to an effective registration statement or in compliance with Rule 144, (b) upon the later of the date (i) in the case of such securities held by Silver Lake, no Silver Lake designee is on the Board and (ii) the holder thereof beneficially owns less than (x) one percent of the outstanding shares of Common Stock as of such time and such securities are freely transferable under Rule 144 (and, in the case of the Notes, such securities may be represented by an Unrestricted Global Security (as defined in the Indenture) when sold) and (y) $25,000,000 in aggregate principal amount of Notes (subject to certain exceptions), or (c) when such securities cease to be outstanding.

Subject to qualifying therefor, the Issuer will file an automatic shelf registration statement on Form S-3 and use reasonable efforts to keep such registration statement to be continuously effective until the earliest of (i) the date on which all registrable securities covered by the Issuer’s registration statement have been sold pursuant to the Investment Agreement and (ii) there otherwise cease to be any registerable securities. If a holder of registerable securities notifies the Issuer of its intent to sell at least $25,000,000 of registrable securities pursuant to the Issuer’s registration statement, the Issuer is obligated, among other things, to amend or supplement the registration statement as necessary to enable the sale of such securities in an underwritten offering. However, the Issuer is not required to amend, supplement or file a registration statement during any Blackout Period (as defined in the Investment Agreement). The Issuer may not call a Blackout Period more than twice in any period of 12 consecutive months and the aggregate length of Blackout Periods in any period of 12 consecutive months may not exceed 90 days.

The Issuer will bear the expenses incurred in connection with a registration pursuant to the Investment Agreement, and each holder of registrable securities participating in an offering will bear the expenses relating to applicable underwriting discounts and commissions, agency fees, brokers’ commissions and transfer taxes, if any, and similar charges.

Margin Loan Facility

SLP Chicago has entered into a Loan Agreement dated as of December 8, 2017 (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and Morgan Stanley Senior Funding, Inc., as administrative agent and calculation agent (the “Administrative Agent”).

In connection with the Loan Agreement, the Issuer has entered into issuer agreements dated as of December 8, 2017, with each Lender, respectively (together, the “Issuer Agreements” and together with the Loan Agreement and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Margin Loan Documentation”).

As of December 8, 2017, SLP Chicago has borrowed an aggregate of $106,938,580.00 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Loan Agreement, SLP Chicago’s obligations are secured by a pledge of Notes owned by SLP Chicago. As of December 8, 2017, SLP Chicago has pledged an aggregate principal amount of $218,242,000 of Notes (the “Pledged Notes”).

The loans under the Loan Agreement mature on or about July 15, 2021, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require SLP Chicago to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Notes and other collateral, in each case, in accordance with the Margin Loan Documentation.

The foregoing descriptions of the Indenture, Investment Agreement and Loan Agreement are each qualified in their entirety by reference to the Indenture, Investment Agreement and Loan Agreement which are filed as Exhibits B, C and D, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Indenture, dated December 8, 2017, between the Issuer and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on December 8, 2017)

C.	Investment Agreement, dated as of November 8, 2017, as amended, between the Issuer and Silver Lake Credit Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on December 8, 2017)

D.	Loan Agreement, dated December 8, 2017, between SLP Chicago Holdings, L.P. and the other parties thereto

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

SLP Chicago Holdings, L.P.
By:	SLP Chicago GP, L.L.C., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Secretary

SLP Chicago GP, L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Secretary

Silver Lake Credit Associates, L.P.
By:	SLCA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLCA (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLC Chicago Co-Invest II, L.P.
By:	SLC Co-Invest, GP, L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLP Co-Invest, GP, L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Common Stock of the Issuer or has engaged in any transactions in Common Stock in the previous 60 days.